UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-1171

Poul Winslow

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-5052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3075 P101

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,501,211 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,501,211 shares
	10	Shared dispositive power 0 shares
11

Aggregate amount beneficially owned by each reporting person

1,501,211 shares (excluding 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership, 404,771 Series E non-voting convertible ordinary shares held directly by Canada Pension Plan Investment Board and 1,192,941 Series C non-voting convertible ordinary shares described in Item 4(a) below)

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.3% (excluding 4.6% of the class held indirectly through CPPIB Epsilon Ontario Limited Partnership)(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 16,225,391 Ordinary Shares outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed on August 5, 2016.

CUSIP No. G3075 P101

1	Name of reporting person. CPPIB Epsilon Ontario Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(2)
14	Type of reporting person (see instructions) PN

(2)	Calculated based on the 16,225,391 Ordinary Shares outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed on August 5, 2016.

CUSIP No. G3075 P101

1	Name of reporting person. CPPIB Epsilon Ontario Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(3)
14	Type of reporting person (see instructions) OO

(3)	Calculated based on the 16,225,391 Ordinary Shares outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed on August 5, 2016.

CUSIP No. G3075 P101

1	Name of reporting person. Poul Winslow
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with	7	Sole voting power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	8	Shared voting power 0 shares
	9	Sole dispositive power 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 741,735 shares held indirectly through CPPIB Epsilon Ontario Limited Partnership
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.6%(4)
14	Type of reporting person (see instructions) IN

(4)	Calculated based on the 16,225,391 Ordinary Shares outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed on August 5, 2016.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 3, 2015, as amended on August 28, 2015, March 4, 2016 and May 16, 2016 (together, the “Statement”). This Amendment is being filed on behalf of Canada Pension Plan Investment Board (“CPPIB”), CPPIB Epsilon Ontario Limited Partnership (the “Partnership”), the CPPIB Epsilon Ontario Trust (the “Trust”) and Poul Winslow (together, the “Reporting Persons”) identified on the cover pages of this Amendment.

Item 4. Purpose of the Transaction

Item 4 is amended and restated in its entirety as follows:

The acquisition of Ordinary Shares by CPPIB was undertaken for investment purposes. CPPIB has voting rights with respect to its Ordinary Shares. CPPIB also has a right to nominate a representative of CPPIB to the Board of Directors of the Issuer (the “Board”) (pursuant to the Shareholder Rights Agreement, as defined and described in Item 4(d) below).

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) On September 15, 2016, CPPIB entered into the Purchase and Sale Agreement (the “PSA”), by and among CPPIB, GSCP VI AIV Navi, Ltd., GSCP VI Offshore Navi, Ltd., GSCP VI Parallel AIV Navi, Ltd., GSCP VI Employee Navi Ltd. and GSCP VI GmbH Navi, L.P. (together, the “GS Entities”), pursuant to which CPPIB agreed to purchase an aggregate of 1,192,941 Series C non-voting convertible ordinary shares, par value US$1.00 per share, of the Issuer for an aggregate purchase price of $189,081,148.50.

References to and descriptions of the PSA are qualified in their entirety by the terms of the PSA, a copy of which is attached hereto as Exhibit 99.1 and is incorporated in its entirety into this Item 4(a).

(b) None.

(c) None.

(d) Pursuant to Section 2.01 of the Shareholder Rights Agreement, dated as of June 3, 2015, by and between the Issuer and CPPIB (the “Shareholder Rights Agreement”), CPPIB has the right to nominate for appointment or as a candidate for election one representative to the Issuer’s Board of Directors (the “CPPIB Director Nominee”). The Issuer has agreed, pursuant to Section 2.01 of the Shareholder Rights Agreement, to use its commercially reasonable efforts to put forward such CPPIB Director Nominee for election at future applicable annual meetings or take such other steps as are required to have such CPPIB Director Nominee elected or appointed to the Board. This designation right terminates if CPPIB ceases to beneficially own at least 75% of the total number of Ordinary Shares and non-voting preferred shares it acquired under the Securities Purchase Agreement (as defined in the Schedule 13D filed on June 3, 2015).

References to, and descriptions of, the Shareholder Rights Agreement as set forth in this Item 4(d) are qualified in their entirety by the terms of the Shareholder Rights Agreement, a copy of which is filed herewith as Exhibit 99.2, incorporated by reference to the Form 8-K filed by the Issuer (File No. 001-33289) with the Securities and Exchange Commission on June 3, 2015, and which is incorporated in its entirety in this Item 4(d).

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4(a) is hereby incorporated by reference herein.

GS Registration Rights Agreement and GS Registration Rights Assignment

The Issuer and the GS Entities are parties to a Registration Rights Agreement, dated April 20, 2011 (the “GS Registration Rights Agreement”), which provides the GS Entities with certain rights to cause shares of the Issuer to be registered under the Securities Act of 1933, as amended (the “Securities Act”), in accordance with the terms and conditions of the GS Registration Rights Agreement. The GS Entities are entitled to make two written requests for the Company to register under the Securities Act all or any part of certain securities owned by them, subject to certain exceptions and conditions set forth in the GS Registration Rights Agreement. References to, and descriptions of, the GS Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the GS Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.3, incorporated by reference to the Form 8-K filed by the Issuer (File No. 001-33289) with the Securities and Exchange Commission on April 20, 2011, and which is incorporated in its entirety in this Item 6.

Pursuant to the PSA, CPPIB and the GS Entities executed an Assignment of Registration Rights, dated September 15, 2016 (the “GS Registration Rights Assignment”), which is subject to the consent of the Issuer. The GS Registration Rights Assignment provides for an assignment to CPPIB of the GS Entities’ rights under the GS Registration Rights Agreement related to the securities transferred pursuant to the PSA (including one of the GS Entities’ two demand registration rights). References to, and descriptions of, the GS Registration Rights Assignment as set forth in this Item 6 are qualified in their entirety by the terms of the GS Registration Rights Assignment, a copy of which is attached hereto as Exhibit 99.4 and is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Purchase and Sale Agreement, dated September 15, 2016, by and among Canada Pension Plan Investment Board, GSCP VI AIV Navi, Ltd., GSCP VI Offshore Navi, Ltd., GSCP VI Parallel AIV Navi, Ltd., GSCP VI Employee Navi Ltd. and GSCP VI GmbH Navi, L.P.

99.2	Shareholder Rights Agreement, dated June 3, 2015, between Enstar Group Limited and Canada Pension Plan Investment Board (attached as Exhibit 10.1 to the Form 8-K filed by the Issuer (File No. 001-33289) with the Securities and Exchange Commission on June 3, 2015 and incorporated herein by reference).

99.3	Registration Rights Agreement, dated April 20, 2011, among Enstar Group Limited, GSCP VI AIV Navi, Ltd., GSCP VI Offshore Navi, Ltd., GSCP VI Parallel AIV Navi, Ltd., GSCP VI Employee Navi, Ltd. and GSCP VI GmbH Navi, L.P. (attached as Exhibit 99.3 to the Form 8-K filed by the Issuer (File No. 001-33289) with the Securities and Exchange Commission on April 20, 2011 and incorporated herein by reference).

99.4	Assignment of Registration Rights, dated September 15, 2016, by and among Enstar Group Limited, Canada Pension Plan Investment Board, GSCP VI AIV Navi, Ltd., GSCP VI Offshore Navi, Ltd., GSCP VI Parallel AIV Navi, Ltd., GSCP VI Employee Navi, Ltd. and GSCP VI GmbH Navi, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2016
Date

CANADA PENSION PLAN INVESTMENT BOARD /s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2016
Date

CPPIB EPSILON ONTARIO LIMITED PARTNERSHIP /s/ Poul Winslow
Signature

Poul Winslow, Trustee of CPPIB Epsilon Ontario Trust (the General Partner)
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2016
Date

CPPIB EPSILON ONTARIO TRUST /s/ Poul Winslow
Signature

Poul Winslow, Trustee
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature Page to Schedule 13D Amendment]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2016
Date

POUL WINSLOW /s/ Poul Winslow
Signature

Poul Winslow
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

[Signature Page to Schedule 13D Amendment]